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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  AMC Entertainment Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  001669100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                        Edward Grinacoff
                 c/o Sandler Capital Management
                         767 5th Avenue
                    New York, New York 10153
                         (212) 754-8100

     (Date of Event which Requires Filing of this Statement)

                        February 27, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Sandler Capital Management

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:   130,340



8.  Shared Voting Power:


9.  Sole Dispositive Power:   130,340



10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         130,340

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         2.43%

14. Type of Reporting Person

         PN

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Harvey Sandler

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:  155,160


9.  Sole Dispositive Power:



10. Shared Dispositive Power:  155,160


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         155,160

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         X

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13. Percent of Class Represented by Amount in Row (11)

         2.89%

14. Type of Reporting Person

         IN

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         John Kornreich

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:  155,160


9.  Sole Dispositive Power:



10. Shared Dispositive Power:  155,160


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         155,160

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         X

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13. Percent of Class Represented by Amount in Row (11)

         2.89%

14. Type of Reporting Person

         IN

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Barry Lewis

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:  155,160


9.  Sole Dispositive Power:



10. Shared Dispositive Power:  155,160


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         155,160

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         X

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13. Percent of Class Represented by Amount in Row (11)

         2.89%

14. Type of Reporting Person

         IN

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Michael Marocco

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:  155,160


9.  Sole Dispositive Power:



10. Shared Dispositive Power:  155,160


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         155,160

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         X

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13. Percent of Class Represented by Amount in Row (11)

         2.89%

14. Type of Reporting Person

         IN

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CUSIP No. 001669100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Andrew Sandler

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:  155,160


9.  Sole Dispositive Power:



10. Shared Dispositive Power:  155,160


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         155,160

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         X

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13. Percent of Class Represented by Amount in Row (11)

         2.89%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer.

    The class of equity to which this statement relates is the common stock (the "Common Stock") of AMC Entertainment Inc. (the "Issuer"). The Issuer has its principal executive offices at 106 West 14th Street, Kansas City, MO 64141-6615.

Item 2.  Identity and Background.

    The Reporting Persons are Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, Barry Lewis, John Kornreich, Michael Marocco and Andrew Sandler (each, an "Individual", and collectively, the "Individuals"). SCM holds shares on behalf of certain managed accounts with respect to which SCM exercises investment and voting discretion. Each Individual, through a Delaware corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the shares of the Common Stock held by such managed accounts. Sandler Associates ("SA"), a New York limited partnership, owns 155,160 shares of Common Stock. Each Individual is a general partner of SA.

    The principal business of each of the Reporting Persons is investing. The business address for each of the persons described above in this Item 2 is 767 Fifth Avenue, New York, New York 10153. The telephone number is (212) 754-8100.

    During the last five years, none of the persons described above in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons described above in this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which it or he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each Individual is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source of funds for the acquisition of the shares of Common Stock was the general working capital of SCM and SA.
    The aggregate 285,500 shares of the Common Stock were acquired for a total purchase price of $5,063,042.




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                                                   Purchase
          Name                        # of Shares   Price

    Accounts Managed by SCM             130,340   $2,278,399
    Sandler Associates                  155,160    2,784,643


Item 4.  Purpose of Transaction.

    The shares of Common Stock held by SCM and SA are held for investment purposes.

    The Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    (a) SCM through various managed accounts indirectly beneficially owns 130,340 shares of Common Stock. SA beneficially owns 155,160 shares of Common Stock. Based on the Issuer's 10-Q dated December 31, 1995 there are 5,368,380 shares of Common Stock outstanding.
         Therefore, the 285,500 shares of Common Stock referred to in Item 3 of this Schedule 13D represent 5.32% of the shares of outstanding Common Stock of the Issuer.

    (b) The responses to Items 7 through 10 on pages 3 through 13 of this Schedule 13D are incorporated by reference in response to this Item.

    (c) All transactions in the Common Stock effected by SCM and SA in the last sixty days were effected in open market transactions and are set forth in Exhibit B hereto.

    (d)  Not Applicable.

    (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

    1.   A Joint Filing Agreement relating to the Filing of a
         Joint Statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, is filed herewith as Exhibit A.



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    2.   A Schedule of Transactions listing all transactions in
         the Common Stock that were effected by SCM and SA in the last sixty days is filed herewith as Exhibit B.

    Signature

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                             By:  Sandler Capital Management

                                 By:  ARH Corp.

                                     By:  /s/ Harvey Sandler
                                        _____________________
                                        Harvey Sandler


                                         /s/ Harvey Sandler
                                     ________________________
                                     Harvey Sandler


                                         /s/ Barry Lewis
                                     ________________________
                                     Barry Lewis


                                         /s/ John Kornreich
                                     ________________________
                                     John Kornreich


                                         /s/ Michael Marocco
                                     ________________________
                                     Michael Marocco


                                         /s/ Andrew Sandler
                                     ________________________
                                     Andrew Sandler

March 7, 1996
____________________________
Date







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                            EXHIBIT A

                     JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock of AMC Entertainment Inc., and that this Agreement be included as an Exhibit to such joint filing.

    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of March, 1996.

                             By:  Sandler Capital Management

                                 By:  ARH Corp.

                                     By:  /s/ Harvey Sandler
                                        _____________________
                                        Harvey Sandler


                                         /s/ Harvey Sandler
                                     ________________________
                                     Harvey Sandler


                                         /s/ Barry Lewis
                                     ________________________
                                     Barry Lewis


                                         /s/ John Kornreich
                                     ________________________
                                     John Kornreich


                                         /s/ Michael Marocco
                                     ________________________
                                     Michael Marocco


                                         /s/ Andrew Sandler
                                     ________________________
                                     Andrew Sandler







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                            EXHIBIT B

                    SCHEDULE OF TRANSACTIONS

                   Sandler Capital Management

                                                Price Per Share
                         Number of                (Excluding
Date                      Shares                  Commission)
____                    ___________             _______________

1/18/96                     8,000                 $20.488

1/18/96                     1,500                  20.25

1/26/96                     2,500                  19.375

2/15/96                     3,000                  21.00

2/20/96                     5,500                  21.00

2/26/96                     1,800                  20.875

2/27/96                     5,000                  20.50


                       Sandler Associates

                                                Price Per Share
                         Number of                (Excluding
Date                      Shares                  Commission)
____                    ___________             _______________

1/18/96                     2,000                 $20.488

2/13/96                    17,300                  21.00

2/15/96                       500                  21.00

2/21/96                    19,200                  21.0925

2/22/96                       200                  21.125

2/23/96                     8,500                  21.00

2/23/96                     1,500                  21.125

2/26/96                     6,000                  20.875

2/27/96                    15,000                  20.50



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